UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

(Amendment No. 4)

Tender Offer Statement Pursuant to Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

MOMENTA PHARMACEUTICALS, INC.

(Name of Subject Company)

VIGOR SUB, INC.

(Offeror)

A Wholly Owned Subsidiary of

JOHNSON & JOHNSON

(Parent of Offeror)

(Names of Filing Persons (identifying status as offeror, issuer or other person))

COMMON STOCK, PAR VALUE $0.0001 PER SHARE

(Title of Class of Securities)

60877T100

(CUSIP Number of Class of Securities)

Eric Jung

Johnson & Johnson

One Johnson & Johnson Plaza

New Brunswick, NJ 08933

(732) 524-0400

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

with copies to:

Robert I. Townsend, III

Damien R. Zoubek

Jenny Hochenberg

Cravath, Swaine & Moore LLP

825 Eighth Avenue

New York, NY 10019

(212) 474-1000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$6,648,724,897.50	$863,004.49***

*

Estimated for purposes of calculating the filing fee only. The transaction valuation was calculated by adding (a) 119,029,280 outstanding shares of common stock, par value $0.0001 per share (the “Shares”), of Momenta Pharmaceuticals, Inc. (“Momenta”) multiplied by $52.50, the offer price per Share (the “Offer Price”), (b) 5,783,559 Shares issuable pursuant to outstanding stock options multiplied by the Offer Price, (c) 1,821,310 Shares subject to issuance upon settlement of outstanding restricted stock units multiplied by the Offer Price and (d) 8,230 Shares estimated to be subject to issuance pursuant to Momenta’s 2004 Employee Stock Purchase Plan multiplied by the Offer Price. The calculation of the filing fee is based on information provided by Momenta as of August 21, 2020.

**

The filing fee was calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory No. 1 for Fiscal Year 2020, by multiplying the transaction valuation by 0.0001298.

***	Previously paid.

☒

Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $863,004.49	Filing Party: Johnson & Johnson and Vigor Sub, Inc.
Form or Registration No.: Schedule TO	Date Filed: September 2, 2020

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☒

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 4 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO (as amended and together with any subsequent amendments and supplements thereto, the “Schedule TO”), filed with the U.S. Securities and Exchange Commission (“SEC”) on September 2, 2020, by Vigor Sub, Inc., a Delaware corporation (“Purchaser”) and a wholly owned subsidiary of Johnson & Johnson, a New Jersey corporation (“Johnson & Johnson”), and Johnson & Johnson. The Schedule TO relates to the tender offer by Purchaser for all of the outstanding shares of common stock, par value $0.0001 per share (the “Shares”), of Momenta Pharmaceuticals, Inc., a Delaware corporation (“Momenta”), at a price of $52.50 per Share, net to the seller in cash, without interest and less any required withholding taxes (the “Offer Price”), upon the terms and subject to the conditions set forth in the Offer to Purchase, dated as of September 2, 2020 (together with any amendments and supplements thereto, the “Offer to Purchase”), and in the related Letter of Transmittal (together with any amendments and supplements thereto, the “Letter of Transmittal”), copies of which are attached to the Schedule TO as exhibits (a)(1)(A) and (a)(1)(B), respectively.

Except to the extent specifically provided in this Amendment, the information set forth in the Schedule TO remains unchanged. This Amendment is being filed to reflect certain updates as reflected below.

Capitalized terms used and not otherwise defined in this Amendment shall have the meanings assigned to such terms in the Offer to Purchase or in the Schedule TO.

Items 1 through 9 and Item 11.

Items 1 through 9 and Item 11 of the Schedule TO, to the extent such Items incorporate by reference the information contained in the Offer to Purchase, are hereby amended and supplemented to include the following:

“The Offer and withdrawal rights expired as scheduled at 12:00 midnight, New York City time, at the end of the day on September 30, 2020. The Depositary has advised Purchaser that, as of the Expiration Time, 100,595,118 Shares were validly tendered and not validly withdrawn pursuant to the Offer, representing approximately 79.4 percent of then outstanding Shares on a fully-diluted basis. As a result, the Minimum Condition has been satisfied. In addition, the Depositary has advised Purchaser that, as of the Expiration Time, Notices of Guaranteed Delivery had been received for 5,761,554 Shares, representing approximately 4.5 percent of then outstanding Shares on a fully-diluted basis. As the Minimum Condition and each of the other Offer Conditions have been satisfied, Purchaser has accepted for payment all Shares that were validly tendered and not validly withdrawn pursuant to the Offer.

Following the expiration of the Offer and acceptance for payment of the Shares validly tendered and not validly withdrawn pursuant to the Offer, on October 1, 2020, Johnson & Johnson, Momenta and Purchaser consummated the Merger pursuant to the terms of the Merger Agreement in accordance with Section 251(h) of the DGCL, without a vote on the adoption of the Merger Agreement by Momenta stockholders, with the separate corporate existence of Purchaser ceasing and Momenta continuing as the surviving corporation in the Merger under the name “Momenta Pharmaceuticals, Inc.”, thereby becoming a wholly owned subsidiary of Johnson & Johnson.

At the Effective Time, each Share outstanding immediately prior to the Effective Time (other than (a) Shares owned by Johnson & Johnson, Purchaser, Momenta, or by any of their direct or indirect wholly owned subsidiaries, in each case at the commencement of the Offer and immediately prior to the Effective Time, (b) Shares irrevocably accepted for purchase pursuant to the Offer or (c) Shares owned by any stockholders who have properly and validly demanded their appraisal rights in compliance with Section 262 of the DGCL) was converted into the right to receive the Offer Price, without interest and less any required withholding taxes. The Shares will be delisted from the Nasdaq Global Select Market and will be deregistered under the Exchange Act.

On October 1, 2020, Johnson & Johnson issued a press release announcing the expiration and results of the Offer and the consummation of the Merger and Momenta issued a press release announcing the consummation of the Merger. The press releases of Johnson & Johnson and Momenta announcing the expiration and results of the Offer and the consummation of the Merger are attached as Exhibit (a)(5)(E) and Exhibit (a)(5)(F) hereto, respectively, and are incorporated herein by reference.”

Item 12. Exhibits.

Item 12 of the Schedule TO is hereby amended and supplemented by adding the following exhibits:

Exhibit No.	Description

(a)(5)(E)	Press Release, dated October 1, 2020.*

(a)(5)(F)	Press Release issued by Momenta, dated October 1, 2020, incorporated herein by reference to Exhibit (a)(5)(O) of the Schedule 14D9/A filed by Momenta with the SEC on October 1, 2020.

*	Filed herewith.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

JOHNSON & JOHNSON

By	/s/ Eric Jung
	Name:	Eric Jung
	Title:	Assistant Secretary
	Date:	October 1, 2020

VIGOR SUB, INC.

By	/s/ Susan Hohenleitner
	Name:	Susan Hohenleitner
	Title:	President and Chief Executive Officer
	Date:	October 1, 2020